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®	NOVA Chemicals Corporation

MANAGEMENT INFORMATION CIRCULAR

GENERAL

        This Management Information Circular ("Information Circular") is provided in connection with the solicitation of proxies by and on behalf of the Board of Directors and the management of NOVA Chemicals Corporation ("NOVA Chemicals" or the "Corporation") for use at the annual meeting (the "Meeting") of the holders of NOVA Chemicals common shares (the "Common Shares") to be held on May 15, 2003 at 10:30 a.m. Calgary time at The Fairmont Palliser Hotel, Calgary, Alberta and at any adjournment thereof. Enclosed is a form of proxy for use at the Meeting. A copy of NOVA Chemicals' 2002 Annual Report, which includes the consolidated financial statements of NOVA Chemicals for the fiscal year ended December 31, 2002 to be presented at the Meeting, is also enclosed. A copy of this Information Circular, NOVA Chemicals' Annual Information Form dated March 4, 2003 for the fiscal year ended December 31, 2002, as filed with Canadian provincial securities commissions and, under cover of an Annual Report on Form 40-F, with the United States Securities and Exchange Commission, and any interim financial statements of NOVA Chemicals subsequent to the financial statements for the year ended December 31, 2002 may be obtained by any person without charge by writing to NOVA Chemicals to the attention of its Corporate Secretary, P.O. Box 2518, Postal Station M, Calgary, Alberta T2P 5C6.

        Pursuant to the General By-Law of NOVA Chemicals, proxies must be received by CIBC Mellon Trust Company no later than 5:00 p.m., Calgary time, on May 14, 2003. Proxies may be delivered using the enclosed postage prepaid self-addressed envelope or by otherwise delivering them to CIBC Mellon Trust Company, 600 The Dome Tower, 333 Seventh Avenue S.W., Calgary, Alberta T2P 2Z1.

        It is anticipated that this Information Circular, the accompanying form of proxy and the other documents mailed herewith will be first mailed to shareholders on or about April 7, 2003. Unless otherwise stated, information contained in this Information Circular is given as at March 4, 2003. The registered office of NOVA Chemicals is located at 645 Seventh Avenue S.W., Calgary, Alberta T2P 4G8, and its telephone number is (403) 750-3600.

        All financial data is presented in U.S. dollars, unless otherwise indicated.

Proxy Tabulation and Revocability

        Proxies will be counted and tabulated by CIBC Mellon Trust Company, NOVA Chemicals' transfer agent, to preserve the confidentiality of individual shareholder votes, except where a shareholder has made a written comment on the proxy form which is clearly intended for the management, as necessary to meet legal requirements, or in the event of a proxy contest.

        A proxy may be revoked by the person giving it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked in writing by the holder of Common Shares or such holder's attorney authorized in writing and deposited either at the registered office of NOVA Chemicals at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

Non-Registered Shareholders

        Non-registered shareholders are those whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee, custodian, etc.). Unless a non-registered shareholder informs the intermediary that such shareholder does not wish to receive material relating to the Meeting, such shareholder will receive from the intermediary a form requesting voting instructions. Non-registered shareholders should complete and return the form to ensure that their Common Shares are voted at the Meeting.

        Should a non-registered shareholder who receives a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the non-registered shareholder should write their name (or such other person's name) in the space provided on the voting instruction form and return it in accordance with the instructions provided. Non-registered shareholders should carefully follow the instructions above and those set out on the voting instruction form.

Persons Making the Solicitation

        This solicitation of proxies is made by and on behalf of the Board of Directors and the management of NOVA Chemicals and the costs thereof will be borne by NOVA Chemicals. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited by personal interviews, telephone or other telecommunication device, by directors, officers and employees of NOVA Chemicals, who will not be specifically remunerated therefor. In addition, NOVA Chemicals has retained Georgeson Shareholder Communications Canada, Inc., TD Tower, Suite 5210, Toronto-Dominion Centre, P.O. Box 240, Toronto, Ontario, M5K 1J3 and their affiliate, Georgeson Shareholder Communications Inc., 17 State Street, New York, New York 10004, at a fee of approximately Cdn. $35,000 plus out-of-pocket expenses, to aid in the solicitation of proxies from individual and institutional investors in Canada and the United States.

        In soliciting proxies, no person is authorized to give any information or to make any representations other than those contained in this Information Circular and, if given or made, such information or representations must not be relied upon as having been authorized to be given or made.

Exercise of Discretion

        The Common Shares represented by the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the holder thereof. In the absence of such specification, the Common Shares will be voted in favor of the election of each of the directors named for the term specified on the form of proxy, the appointment of Ernst & Young LLP as auditors and the authorization of the directors to fix the auditors' remuneration. The persons appointed under the enclosed form of proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the proxy and Notice of Annual Meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. At the time of printing this Information Circular, the Board of Directors and the management of NOVA Chemicals know of no such amendment, variation or other matter.

Common Shares and Principal Holders Thereof

        As of March 4, 2003, NOVA Chemicals had outstanding 86,677,940 Common Shares. The closing price for the Common Shares on the Toronto Stock Exchange (the "TSX") on March 4, 2003 was Cdn. $25.78. The closing price on the New York Stock Exchange was U.S. $17.42. Each Common Share confers upon the holder the right to one vote on a ballot, if called, on each matter that may properly be brought before the Meeting.

        The close of business on March 31, 2003 is the record date for the determination of holders of Common Shares entitled to notice of, and to attend and vote at, the Meeting. Any transferee or person acquiring Common Shares after such date may, on proof of ownership of such shares, demand not later than 10 days before the Meeting that his or her name be included on the list of persons entitled to attend and vote at the Meeting.

        The representation in person or by proxy of at least 10% of the outstanding Common Shares is necessary to provide a quorum for the Meeting. The election of directors and the confirmation of the appointment of Ernst & Young LLP require the majority of the votes cast, in person or by proxy, by holders of Common Shares.

        As at March 4, 2003, no person or company, to the knowledge of the directors or senior officers of NOVA Chemicals, beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares, except Dodge & Cox which owns 9,386,993 of the outstanding Common Shares as trustee and manager for and on behalf of one or more of its mutual fund, pension fund or other clients' accounts.(1)

(1)  Based on Dodge and Cox Schedule 13G filing, dated December 31, 2002, under the Securities Exchange Act of 1934.

BUSINESS OF THE MEETING

        At the Meeting, the 2002 audited financial statements will be presented to the holders of Common Shares. Holders of Common Shares will be asked to vote on the election of directors and the appointment of auditors.

ELECTION OF DIRECTORS

        NOVA Chemicals' Articles of Amalgamation (the "Articles") currently provide for the Board of Directors to consist of a minimum of 10 directors and a maximum of 20 directors. The number of directors currently in office is 13. The information given with respect to each director is based upon information furnished to NOVA Chemicals by each director.

        In accordance with the Articles and the General By-Law of NOVA Chemicals, the Board of Directors has determined that 13 directors are to be elected at the Meeting by the holders of Common Shares. The term of office proposed for each nominee for election as director is a term of one year expiring at NOVA Chemicals' 2004 Meeting or until a successor is elected or appointed.

        The nominees for election as directors of NOVA Chemicals are J. A. Blumberg, F. P. Boer, J. Bougie, J. V. Creighton, R. E. Dineen, Jr., L. Y. Fortier, K. L. Hawkins, J. M. Lipton, A. M. Ludwick, J. E. Newall, J. G. Rennie, J. M. Stanford and J. D. Thompson. Each person nominated for election at the Meeting is currently a director of NOVA Chemicals.

        In December 1994, the Toronto Stock Exchange Committee on Corporate Governance in Canada issued a series of guidelines for effective corporate governance (the "TSX Report"). The guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The guidelines have been adopted by the TSX.

        The TSX Report paid a great deal of attention to the composition and independence of corporate boards. An "unrelated" director, under the TSX Report, is a director who is free from any interest and any business or other relationship which would, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the corporation, other than interests arising from shareholding. In defining an unrelated director, the TSX Report placed emphasis on the ability of a director to exercise objective judgment, independent of management. The TSX Report also made an informal distinction between inside and outside directors. The TSX Report considers an inside director to be a director who is an officer or employee of the corporation or any of its affiliates.

        In April 2002 and November 2002 the TSX published proposed amendments to its corporate governance guidelines (the "TSX Proposals"), which amendments have not yet been formally implemented. Among the proposed changes is a clarification of the definition of "unrelated" to also include (i) family relationships as a relationship which is to be considered in assessing a director's status, and (ii) anyone who is currently or has been in the past three years an officer, employee of or material service provider to the Corporation or any of its subsidiaries or affiliates, or who is a director, officer, employee or significant shareholder of an entity that has a material business relationship with the Corporation. The TSX also indicated that it does not consider a chair or vice chair of a board of directors who is not a member of management to be related.

        On a rigorous application of these definitions, (including the TSX Proposals), 12 of NOVA Chemicals' 13 proposed directors are both unrelated and outside directors. Mr. Lipton (NOVA Chemicals' President and Chief Executive Officer) is the only Board member who could be considered a related or inside director.

        Identified below, in alphabetical order, is the name of each person who is a nominee for election as a director of NOVA Chemicals, the period during which each has served as a director of NOVA Chemicals, the principal occupation (including all positions currently held with NOVA Chemicals) and certain other directorships held by each director. Each director has held his or her present principal occupation or executive position with the same or associated firms for the past five years except as set forth below. Proxies in favor of the persons named in the accompanying form of proxy will be voted in favor of the election of each of the 13 nominees for election as directors. The Board of Directors and management do not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

        Where used below in descriptions of past association, "NOVA Chemicals" means NOVA Chemicals since July 2, 1998, NOVA Corporation between April 28, 1994 and July 2, 1998 and NOVA Corporation of Alberta prior thereto. As part of a Plan of Arrangement (the "Arrangement") between NOVA Corporation ("NOVA") and TransCanada PipeLines Limited completed on July 2, 1998, NOVA was split off as a separate corporation to carry on the chemicals business formerly carried on by NOVA. On December 31, 1998, NOVA Chemicals Ltd. changed its name to NOVA Chemicals Corporation. Effective January 1, 1999, NOVA Chemicals Corporation amalgamated with NOVA, and the resulting corporation adopted the name NOVA Chemicals Corporation.

Standing from left to right: Kerry Lloyd Hawkins; Robert Emmet Dineen, Jr.; Louis Yves Fortier, C.C., Q.C.; Dr. Frank Peter Boer; Jacques Bougie, O.C.; Arnold Martin Ludwick; James Mark Stanford; and Joseph Dale Thompson

Seated from left to right: Joanne Vanish Creighton; Jeffrey Marc Lipton; James Malcolm Edward Newall, O.C.; Janice Gaye Rennie, F.C.A.; and Jerald Allen Blumberg

Jerald Allen Blumberg of Houston, Texas has been a director of NOVA Chemicals since February 15, 2000 and until December 2000 he was Past President and Chief Executive Officer of Ambar, Inc., a private oilfield services company. Prior to January, 1998 Mr. Blumberg held various international and management positions with E.I. du Pont de Nemours & Company, Inc., most recently as an Executive Vice President and member of the Office of the Chief Executive. He is a director of Burlington Industries, Inc., The Lubrizol Corporation, Rentmaker and iServiceX.com.

Dr. Frank Peter Boer has been a director of NOVA Chemicals since February 21, 1991. He resides in Boynton Beach, Florida. He is President and Chief Executive Officer of Tiger Scientific Inc., a firm specializing in science and technology, consulting and investments. He is a director of Ensco, Inc. and Rhodes Technologies. He is a member of the National Academy of Engineering and a past president of the Industrial Research Institute. Dr. Boer holds an AB in Physics from Princeton University and a PhD in Chemical Physics from Harvard University.

Jacques Bougie, O.C. has been a director of NOVA Chemicals since June 14, 2001. He resides in Iles-des-soeurs, Quebec and he is Past President and Chief Executive Officer of Alcan Inc., an international aluminum company. Mr. Bougie held numerous other senior positions within Alcan beginning in 1979 until his retirement in 2001. Mr. Bougie currently serves on the Board of McCain Foods Ltd. and has previously served on the Boards of the Royal Bank of Canada, Bell Canada and BCE Mobile Communications, Inc.

Joanne Vanish Creighton has been a director of NOVA Chemicals since June 14, 2001. She resides in South Hadley, Massachusetts and is President and Professor of English of Mount Holyoke College. She is the Director of Five Colleges, Inc., the Consortium on the Financing of Higher Education, College Compact, the Women's College Coalition and of the Economic Council of Western Massachusetts.

Robert Emmet Dineen, Jr. has been a director of NOVA Chemicals since July 2, 1998. He resides in New York, New York and is a partner of Shearman & Sterling, Attorneys-at-Law, New York, New York. Mr. Dineen is a director of Manulife Financial Corporation and Resources for Children With Special Needs, Inc.

Louis Yves Fortier, C.C., Q.C. has been a director of NOVA Chemicals since July 2, 1998. He resides in Westmount, Quebec and is Chairman and a senior partner of Ogilvy Renault, Barristers and Solicitors, Montreal, Quebec. He is also Governor and director of Hudson's Bay Company, Chairman of the Board of Alcan Inc. and a director of DuPont Canada Inc., Northern Telecom Limited, the Royal Bank of Canada and Groupe TVA Inc.

Kerry Lloyd Hawkins has been a director of NOVA Chemicals since July 2, 1998. He resides in Winnipeg, Manitoba and is President of Cargill Limited and Chief Executive Officer of Canadian Operations, Cargill Limited, a company involved in grain handling, transportation and processing of agricultural products. He is Chairman of Prince Rupert Grain, Saskferco Products Inc. and Cascadia Terminal. He is also Founding Chairman of the Business Council of Manitoba and a director of TransCanada PipeLines Limited, Shell Canada Limited, Hudson's Bay Company, Canadian Council of Chief Executives, C.D. Howe Institute and Chamber of Maritime Commerce.

Jeffrey Marc Lipton has been a director of NOVA Chemicals since April 18, 1996. He is President and Chief Executive Officer of NOVA Chemicals and resides in Sewickley, Pennsylvania. Prior to July 1998, he was President of NOVA Corporation and President and Chief Executive Officer of NOVA Chemicals Ltd. He is a director and member of the executive of certain subsidiaries and affiliates of NOVA Chemicals, Chairman of the Board of Methanex Corporation and Trimeris, Inc., a director of Hercules Incorporated, a director, a member of the Executive Committee and Chairman of the Finance and Membership Committee of the American Chemistry Council, and a member of the Canadian Council of Chief Executives.

Arnold Martin Ludwick of Montreal, Quebec has been a director of NOVA Chemicals since February 15, 2000 and until December 2002 was Deputy Chairman of Claridge Inc., an investment holding company. Prior to December 1998 he was President and Chief Executive Officer of Claridge Inc. and Vice President of The Seagram Company Ltd. Mr. Ludwick is a Trustee of the Charles Rosner Bronfman Family Trust.

James Malcolm Edward (Ted) Newall, O.C. has been a director of NOVA Chemicals since August 13, 1991. He is Chairman of NOVA Chemicals and, prior to July 2, 1998, was Vice Chairman and Chief Executive Officer of NOVA Corporation. He resides in Calgary, Alberta and is Chairman of the Board of Canadian Pacific Railway Ltd. and a director of BCE Inc., Alcan Inc., the Royal Bank of Canada, Maple Leaf Foods, McCain Capital Corporation and Bell Canada.

Janice Gaye Rennie, F.C.A. has been a director of NOVA Chemicals since April 23, 1991 and resides in Edmonton, Alberta where she is Principal of Rennie & Associates, an investment management firm. Prior to January 1999, she was President of Research Technology Management Inc. She is Vice-Chair of EPCOR Utilities Inc., a director of EPCOR Preferred Equity Inc., Tire-Ex Supply Ltd., Matrikon Inc. and Rocky Mountain Air Compressors Ltd. She is also a Trustee of Canadian Hotel Income Properties.

James Mark Stanford has been a director of NOVA Chemicals since December 3, 1999 and resides in Calgary, Alberta. He is President of Stanford Resource Management, Inc. an investment management firm and prior to January 2000, he was President and Chief Executive Officer of Petro-Canada. Mr. Stanford is a director of EnCana Corporation, Inco Limited, OMERS Resources, Sunfire Energy Corporation, B.C. Gas Inc., Iogen Corporation, OPTI Canada Inc. and Chairman of the Foundation for Sustainable Development Technology in Canada.

Joseph Dale Thompson has been a director of NOVA Chemicals since July 2, 1998. He resides in Edmonton, Alberta and is Chairman of PCL Construction Group Inc., a general construction contracting firm. Prior to July 1998, Mr. Thompson was Chairman, President and Chief Executive Officer of PCL Construction Group Inc. He is also a director of TransCanada PipeLines Limited, Shana Corporation, Jonan Enterprises Ltd. and PCL Employee Holdings Ltd.

BOARD OF DIRECTORS

        The Board of Directors is responsible for managing the business and affairs of NOVA Chemicals. It establishes the overall policies and standards for NOVA Chemicals. The directors are kept informed of NOVA Chemicals' operations at meetings of the Board and its Committees and through reports and analyses prepared by and discussions with management.

        The Board of Directors meets on a regularly scheduled basis. In addition, communications between the directors and management occur apart from regularly scheduled Board and Committee meetings.

COMMITTEES OF THE BOARD OF DIRECTORS

        The Board of Directors has established four standing Committees of the Board and has delegated certain responsibilities to each of those Committees. Each Committee has been mandated to perform certain advisory functions, make recommendations and report to the Board.

        The Board of Directors does not have an Executive Committee. The four standing Committees of the Board of Directors are the Corporate Governance Committee, the Audit, Finance and Risk Committee, the Human Resources Committee and the Public Policy and Responsible Care Committee. A brief summary of the Committee mandates follows, together with proposed membership assuming election of each Committee member as a director.

        The Corporate Governance Committee of the Board is responsible for the composition, compensation and governance of the Board of Directors and recommends to the Board nominees for election or appointment to the Board. In addition, this Committee is responsible for maintaining an effective working relationship between the Board of Directors and management of NOVA Chemicals. The Corporate Governance Committee will be composed of Messrs. Newall (Chairman), Blumberg, Bougie, Dineen, Fortier and Stanford.

        The Audit, Finance and Risk Committee of the Board reviews and inquires into matters affecting the financial reporting of NOVA Chemicals, the system of internal accounting and financial controls and procedures and NOVA Chemicals' financial audit procedures and plans; recommends the approval of the issuance of debt securities; oversees the policies and practices of NOVA Chemicals relating to risk management strategies; recommends to the Board of Directors of NOVA Chemicals the appointment and remuneration of the external auditors and approves the mandate and appointment of internal auditors; is responsible for the proper and orderly funding, administration and investment of the trust funds associated with NOVA Chemicals' savings and profit sharing plans and pension plans; and reviews with management and reports to the Board on the financing plans and objectives of NOVA Chemicals. The Audit, Finance and Risk Committee will be composed of Messrs. Hawkins (Chairman), Dineen, Ludwick and Thompson and Ms. Rennie. In February 1999 the Blue Ribbon Committee issued a report on Improving the Effectiveness of Corporate Audit Committees. In December 1999 the Securities and Exchange Commission (the "SEC") and the Auditing Standards Board adopted rules in response to the Blue Ribbon Committee's recommendations. The Audit, Finance and Risk Committee is aligned with these rules.

        Throughout 2002 and early 2003, the SEC adopted additional rules with respect to corporate governance. The Board of Directors has determined that Mr. Ludwick and Ms. Rennie are "audit committee financial experts" as defined by the SEC, are independent from management as described in Item 7(d)(3)(iv) of Schedule 14A of the Securities and Exchange Act, and are "unrelated" as that term is defined in the TSX Corporate Governance Guidelines, including the TSX Proposals.

        The TSX Proposals include a new guideline that all members of a corporation's audit committee should be financially literate and at least one member should have accounting or related financial expertise. Under the TSX suggested definitions of "financial literacy" and "accounting or related financial expertise", all of the Audit, Finance and Risk Committee members are financially literate and each of Mr. Ludwick and Ms. Rennie have financial expertise.

        The Human Resources Committee of the Board is responsible for overseeing policies and practices of NOVA Chemicals with respect to its human resources. The Committee reviews recommendations for the appointment of persons to senior executive positions, considers terms of employment including succession planning and matters of compensation. The Committee recommends to the Board (see the Report of the Human Resources Committee) the goals and objectives used to determine executive leadership compensation, evaluates the executive leadership team's performance and makes recommendations to the Board with respect to awards under the Management Incentive Plan and the Option Plan, and is responsible for the proper and orderly administration of NOVA Chemicals' savings and profit sharing plans and pension plans, other than matters relating to the funding and investment of the plans' trust funds. The Human Resources Committee will be composed of Messrs. Stanford (Chairman), Blumberg, Hawkins, Dr. Boer and Ms. Creighton.

        The Public Policy and Responsible Care Committee of the Board is responsible for overseeing the policies and practices of NOVA Chemicals relating to its Responsible Care audit and the environment, occupational health and safety, communications, corporate contributions, public policy matters and NOVA Chemicals' relationship with all of its stakeholders. The Public Policy and Responsible Care Committee will be composed of Dr. Boer (Chairman), Messrs. Bougie, Fortier, Ludwick and Thompson and Mmes. Creighton and Rennie.

        In December 1996, a Technology Advisory Committee was created to advise NOVA Chemicals on its research strategy. The Technology Advisory Committee consists of two directors of NOVA Chemicals, Dr. Boer and Mr. Blumberg (Co-chairs); Mr. Chris Pappas, Senior Vice President and President, Styrenics of NOVA Chemicals; Mr. Paul Clark (Co-chair), Vice President, Research and Technology of NOVA Chemicals; Mr. Gerry Dyer, retired Research and Development Director, DuPont Canada Inc.; and three world-class research scientists, Dr. Musa Kamal, Professor, McGill University, Dr. Kurt Zilm, Professor, Yale University, and Dr. Robert Waymouth, Professor, Stanford University.

BENEFICIAL OWNERSHIP OF SECURITIES

        The table below sets forth, as at March 4, 2003, information as to Common Shares of NOVA Chemicals beneficially owned, directly or indirectly, or controlled or directed, including options to acquire such shares exercisable within 60 days of March 4, 2003, by each director of NOVA Chemicals standing for election, as provided to NOVA Chemicals by such persons. The total number of Common Shares owned collectively by the current directors and executive officers is also shown.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1) (2) (3) (4)		Title of Class
Jerald A. Blumberg	16,063		Common Shares
Dr. F. Peter Boer	27,408		Common Shares
Jacques Bougie	7,000		Common Shares
Joanne V. Creighton	9,113		Common Shares
Robert E. Dineen, Jr.	31,494		Common Shares
L. Yves Fortier	18,519		Common Shares
Kerry L. Hawkins	22,477		Common Shares
Jeffrey M. Lipton	829,470	(5)	Common Shares
Arnold M. Ludwick	22,850		Common Shares
J. E. (Ted) Newall	452,565		Common Shares
Janice G. Rennie	20,817		Common Shares
James M. Stanford	13,850		Common Shares
Joseph D. Thompson	27,095		Common Shares
All current directors and executive officers as a group (20 persons)	3,032,739	(5)	Common Shares
Notes:
(1)	Other than as described in note (5) below, these shares are subject to the sole voting and investment power of their beneficial owners.
(2)	Each director's holdings represents less than 1% of the outstanding Common Shares and all current directors, as a group, hold approximately 1.73% of the outstanding Common Shares.
(3)	Includes for Mr. Lipton, 634,681 Common Shares, for Mr. Newall 51,600 Common Shares, for Dr. Boer 21,600 Common Shares, for Ms. Rennie 18,876 Common Shares, for each of Messrs. Blumberg, Ludwick and Stanford 12,850 Common Shares, for each of Messrs. Dineen, Fortier, Hawkins and Thompson 17,450 Common Shares and for each of Mr. Bougie and Ms. Creighton 7,000 Common Shares, each which may be acquired pursuant to options which are exercisable within 60 days of March 4, 2003. Includes for executive officers (excluding Mr. Lipton) 1,347,598 Common Shares which may be acquired pursuant to options which are exercisable within 60 days of March 4, 2003.
(4)	The trust funds associated with NOVA Chemicals' pension plans are administered by the Audit, Finance and Risk Committee, composed of Ms. Rennie and Messrs. Dineen, Hawkins, Ludwick and Thompson. The foregoing information regarding the beneficial ownership of Common Shares does not include any Common Shares held by the trustee for such pension plans and over which the Audit, Finance and Risk Committee has assumed no investment or voting control.
(5)	Excludes for Messrs. Lipton and Spiess, who may be deemed to have, but disclaim, beneficial ownership of 5,380 and 13,500 Common Shares, respectively, which are held by each of their spouses, who exercise sole voting and investment power over such Common Shares.

Shareholding Guidelines

        NOVA Chemicals has established minimum share ownership guidelines for the members of the Board of Directors and management. The guidelines were adopted in July, 1998 to encourage key employees and directors to align their interests closely with those of other shareholders. Under these guidelines the Chief Executive Officer ("CEO") is encouraged to hold NOVA Chemicals Common Shares valued at four times his annual base salary, directors are encouraged to hold Common Shares valued at three times their annual retainer, senior executive officers are encouraged to hold Common Shares valued at two times their annual base salary and other executives at one-half times their annual base salary. No financial assistance is provided by NOVA Chemicals in achieving these guidelines. The eight current members of the senior management team in aggregate hold 381,209 Common Shares and 380,178 deferred share units ("DSUs"). DSUs are not Common

Shares, but are equal in value to Common Shares (see "Report of the Human Resources Committee — Deferred Share Unit Plan").

        The following table sets forth, as at March 4, 2003 the number of Common Shares and DSUs of NOVA Chemicals beneficially owned, directly or indirectly, or controlled or directed (excluding options to acquire such shares) by the CEO and each of NOVA Chemicals' four other most highly compensated executive officers (the Named Executive Officers, or "NEOs") during the financial year ended December 31, 2002.

Name of Beneficial Owner	Amount (1)	Amount
J. M. Lipton	194,789 Common Shares	155,839 DSUs
J. S. Mustoe	23,135 Common Shares	37,562 DSUs
C. D. Pappas	24,136 Common Shares	15,551 DSUs
A. T. Poole	53,073 Common Shares	59,375 DSUs
D. H. Spiess	24,380 Common Shares	33,321 DSUs
Note:
(1)	Excludes for Messrs. Lipton and Spiess, who may be deemed to have, but disclaim, beneficial ownership of 5,380 and 13,500 Common Shares, respectively, which are held by each of their spouses, who exercise sole voting and investment power over such Common Shares.

APPOINTMENT OF AUDITORS

        It is proposed that Ernst & Young LLP, Chartered Accountants, be appointed to act as auditors of NOVA Chemicals for the current year. Ernst & Young LLP have served as auditors of NOVA Chemicals or its predecessors since 1956. Representatives of Ernst & Young LLP will be present at the Meeting and will be given the opportunity to make a statement if they wish to do so. They will also be available to respond to appropriate questions.

REPORT ON EXECUTIVE COMPENSATION

Report on Executive Compensation in U.S. Dollars

        Unless otherwise specified, all executive compensation amounts are expressed in U.S. dollars. The average exchange rates for 2002, 2001 and 2000 were $1.00 Canadian = $.6367 U.S., $.6478 U.S. and $.6748 U.S., respectively. Amounts that were paid in Canadian dollars are stated in U.S. dollars using the appropriate average exchange rate.

Composition of the Human Resources Committee

        The Human Resources Committee of the Board of Directors is responsible for the overall executive compensation strategy of NOVA Chemicals and the on-going monitoring of the strategy's implementation. As at December 31, 2002, it was composed of Messrs. Stanford (Chairman), Blumberg and Hawkins, Dr. Boer and Ms. Creighton. The Chairman of the Committee has direct access to NOVA Chemicals' external consultants on compensation and human resources matters. None of the members of the Committee is or was formerly an officer or employee of NOVA Chemicals or any of its subsidiaries.

REPORT OF THE HUMAN RESOURCES COMMITTEE

        The Human Resources Committee's mandate includes all executive compensation matters. NOVA Chemicals' executive compensation policies are designed to provide competitive compensation to enable NOVA Chemicals to attract and retain executives that will make significant contributions to NOVA Chemicals' annual and long term goals.

        The major elements of the executive compensation program are base salary, annual performance incentives, long term incentives through the granting of stock options or equity appreciation units and non-cash compensation. The Human Resources Committee annually monitors comparative total compensation information, using data prepared by an independent compensation consultant, to ensure that target levels of overall compensation are competitive with similar North American chemical organizations. In any particular year, NOVA Chemicals' executive officers may be paid more or less than executive officers at comparable organizations depending on corporate and business unit performance, and individual and team contributions.

  Base Salaries

        Base salaries for all executive officers are paid within salary ranges established for each position on the basis of the level of responsibility relative to other positions in NOVA Chemicals. The salary range for each position is determined through annual comparative salary surveys of 6 to 14 North American chemical organizations of similar complexity to NOVA Chemicals. Base salary is targeted at approximately the median of the survey group. Individual salaries within a range are determined by each officer's experience, expertise and contribution to NOVA Chemicals.

        There were no adjustments to base salaries of executive officers, including the CEO's, in 2002. For 2003, based on the competitive compensation analysis, the base salaries for executive officers have been increased on average by approximately 10 percent. In 2002, Mr. Lipton's base salary was $900,000; in 2003, his salary was adjusted to $950,000.

  Non-Cash Compensation

        Non-cash compensation includes employee benefits, perquisites and vacations. NOVA Chemicals' non-cash compensation programs are designed to approximate the median of North American commodity chemical organizations. Non-cash compensation is monitored annually. Mr. Lipton does not receive any non-cash compensation that is different from that received by other executive officers, other than as described under "Supplementary Pension Agreements" and "Employment Contracts".

  Management Incentive Plan

        The Management Incentive Plan is designed to recognize the contributions to corporate and business results of executive officers, senior managers and other leaders. The Management Incentive Plan constitutes a significant part of compensation. This plan provides for annual cash awards based on corporate, business unit, and team and individual performance, measured against objectives which are determined at the beginning of each calendar year. As the executive's responsibility level increases, the Management Incentive Plan represents an increasing portion of total compensation.

        The guiding principle of the plan is to achieve a total cash compensation position, including base salary and incentive compensation award, in a range between the 50th and 75th percentile of similar organizations if performance objectives, as approved by the Board of Directors, are achieved.

        Management Incentive Plan awards are based on three components:

  (a)
  corporate performance - based on the achievement of net operating income, controllable costs and cash flow cycle time targets;
  (b)
  business unit performance - based on the achievement of business related objectives, such as financial targets, improvement in environment, health and safety performance, operating performance, or other specific objectives;
  (c)
  team and individual performance - based upon the achievement of specific team and individual objectives.

        Target incentive awards, based on a participant's level of responsibility, are set and communicated to participants at the beginning of each year. For executive officers, other than the CEO, target awards are weighted 20% on team and individual contribution, 50% on business results and 30% on corporate results. The weighting factors for the CEO are 50% net operating income and 50% individual contribution.

        The actual incentive award paid each year, if any, is determined with reference to achievements in the components set out above. Incentive awards are not paid to any executive officers, including the CEO, if performance targets are not met. If target performance levels are reached, the target incentive award is payable. Provision is made in the plan to pay incentives in excess of the target award, to a maximum established by the Board, if performance in a year is exceptional. The factor by which the incentive award is calculated is pro-rated between the minimum, target and maximum award depending on actual performance under each of the components. In administering the plan, the Human Resources Committee may use its judgment in varying the amounts payable to executives.

        For the 2002 performance year, the Board decided to apply a discount factor to the calculation of the incentive awards if there was a net operating loss. Depending on the extent of the net operating loss, the overall 2002 awards to participants will be reduced by as much as 50% for the CEO, 40% for senior executives, 20% for management and 10% for other plan members. Based on an operating loss of $138 million, incentive compensation awards were reduced by 37.7% for the CEO, 30.1% for other executive officers, 15.1% for management and 7.5% for all other participants.

        The incentive compensation award for Mr. Lipton is based on the terms of the Management Incentive Plan, making him eligible in 2002 for an incentive award of 80% of base salary if target is achieved and up to 200% if it is significantly exceeded. On that basis, the incentive compensation award for service in 2002 was calculated at 123% of target based on 215% achievement of corporate objectives and 179% achievement of individual performance objectives. The value of this award was reduced by 37.7% to reflect the net operating loss. Mr. Lipton was granted Equity Appreciation units in lieu of his 2002 incentive compensation award.

  Option Plan

        The purpose of the Option Plan is to provide incentive to employees, including key employees such as the CEO and each of the NEOs, to: (a) align management interests with those of the shareholders; (b) contribute to growth of shareholder value; (c) produce improvement in operating results; (d) remain as employees; and (e) become the owners of Common Shares.

        One objective of the Option Plan is to provide compensation to key employees at a competitive level with other comparable North American organizations and to align the interests of management more closely with those of shareholders as the result of the efforts of employees in generating growth in Common Share value. Key employees have significant ownership positions in NOVA Chemicals' Common Shares (see "Shareholding Guidelines").

        Annual reviews are conducted to ensure that NOVA Chemicals' Option Plan is comparable to similar North American commodity chemical companies. Options are granted to key employees by the Board on the recommendation of the Human Resources Committee for the purchase of a set number of Common Shares at an exercise price equal to the closing price of the Common Shares on the TSX on the date of grant. Each option may be exercised over a 10 year period and options generally vest as to one-quarter at the date of grant and an additional one-quarter per year for the next three years. Alternate vesting, up to full vesting at the date of grant, may be granted at the Board's discretion.

        The number of options granted to each key employee, including executive officers, is determined by a formula based on base salary and levels of responsibility and is adjusted with reference to the relative performance of such employee. The criteria used for making such adjustments in respect of grants to executive officers are: (a) the relative level of achievement of the executive officer; (b) the level of responsibility of each executive officer; (c) whether or not the executive officer has been given additional responsibilities; (d) the number of Common Shares held by the executive officer; and (e) the competitiveness of the grants with similar organizations.

        In 2000, NOVA Chemicals amended its Option Plan to increase the number of shares reserved for issuance under the Option Plan from 9 million to 13 million. The Option Plan was also amended to provide that all options include share appreciation rights and to give the Board the discretion to grant share appreciation rights. The share appreciation rights entitle the optionholder to receive a number of Common Shares equal to the appreciation value of the options from the date of grant to the exercise date. In addition, the Option Plan was amended to give the Board the discretion upon the exercise of a share appreciation right, to have optionholders receive cash in lieu of Common Shares.

        Since 2000, Mr. Lipton has not been granted options but awarded units under the Equity Appreciation Plan (see "Report of the Human Resources Committee — Equity Appreciation Plan").

        In July 1998, NOVA Chemicals granted options to every NOVA Chemicals employee who was not otherwise eligible to participate in the Option Plan. The main objective of this grant was to encourage all employees to align their interests with NOVA Chemicals' efforts to build value for shareholders. The options were granted for the purchase of 100 Common Shares at an exercise price equal to the closing price of the Common Shares on the TSX on the date of the grant. Similar grants have been awarded to individuals who became NOVA Chemicals employees after

July, 1998 and would not otherwise receive stock options under the key employee program. All of these options vest one year after the date of grant and may be exercised over a 10 year period.

Equity Appreciation Plan

        In February 2000, NOVA Chemicals adopted the Equity Appreciation Plan, the purpose of which is to align the interests of key employees with those of shareholders and to provide compensation that is competitive with other comparable North American organizations.

        The Equity Appreciation Plan has similar terms with respect to valuation, vesting and expiry dates as the Option Plan. The redemption price of a unit is determined by the closing price of the Common Shares on the TSX on the date of grant. Each unit may be redeemed for cash over a ten year period and vests as to one-quarter on the date of grant and an additional one-quarter per year for the next three years. The value of a unit on the redemption date is the difference between the price of the Common Shares on the TSX on that date and the redemption price.

        The number of units granted to a key employee is determined by the Board on the recommendation of the Human Resources Committee. The Human Resources Committee, in determining the number of units to award, considers the competitive level of the key employees' compensation and the same formula and criteria used for determining option awards (see above).

        In March 2002, Mr. Lipton was awarded 375,000 units under the Equity Appreciation Plan and in March 2003 he was awarded 631,000 units under this plan. The March 2003 award included an additional 124,000 units granted as recognition of Mr. Lipton's strong performance in 2002.

Deferred Share Unit Plan

        NOVA Chemicals implemented a Key Employee Deferred Share Unit Plan ("DSUP") in 1999 as a means to further link the interest of officers (and directors, see "Compensation of Directors") to the creation of shareholder value.

        Under the DSUP, key employees, such as the CEO and the NEOs, may elect prior to the relevant performance period, on an annual basis, to receive all or a portion of their incentive compensation award in DSUs economically equivalent to NOVA Chemicals' Common Share value. The amount of the incentive compensation award that a key employee elects to have participate in the DSUP will be converted to an equivalent number of DSUs based on the market value of NOVA Chemicals' Common Shares as at a specified time (the average of the closing price for the Common Shares over five consecutive trading days preceding the year end prior to the performance period). When a dividend is declared on Common Shares the value of the dividend is added, as full or part units, to the DSUP accounts of the key employees. The DSUs are not Common Shares and do not carry rights of Common Shares.

        Individuals must hold the DSUs until they are no longer an employee or director of NOVA Chemicals. At such time, unless it is not practicable or feasible to do so, NOVA Chemicals will cause to have purchased on the open market, a number of Common Shares equivalent to the value of the DSUs in the Key Employee's DSUP account less applicable withholding taxes (at ordinary income tax rates) for the key employee.

        Regulatory approval for the DSUP was received in April 1999 and since that time Mr. Lipton has elected to participate in the DSUP. Based on NOVA Chemicals' Common Share price of U.S. $18.30 on the New York Stock Exchange on December 31, 2002, the value of his total DSU account as at that date was $2,842,394.

BY THE HUMAN RESOURCES COMMITTEE
J.M. Stanford (Chairman) J.A. Blumberg F.P. Boer	J.V. Creighton K.L. Hawkins

Compensation of Officers

        The following table sets forth the compensation paid by NOVA Chemicals to the CEO and the NEOs, in each case in respect of the fiscal years ended December 31, 2002, 2001 and 2000.

SUMMARY COMPENSATION TABLE (Columns reflect U.S. dollars except Options column which reflects number of Common Shares under option)
		Annual Compensation				Long Term Compensation
						Awards			Payouts
Name and Principal Position	Year	Salary (1)		Management Incentive Plan Payments (2)	Other Annual Compensation (3)	Securities Under Options/SARs Granted (4)		Restricted Shares or Restricted Share Units (6)	LTIP Payouts (7)	All Other Compensation (8)

J. M. Lipton President & CEO	2002 2001 2000	900,000 900,000 750,000		note (5) N/A N/A	N/A N/A N/A	375,000 345,500 288,000	(5) (5) (5)	note (5) 32,595 51,822	N/A N/A N/A	81,700 104,400 191,647

J. S. Mustoe Senior Vice President	2002 2001 2000	300,000 300,000 230,000		N/A N/A N/A	N/A N/A N/A	48,350 49,500 38,000	(5)	9,923 9,285 6,903	N/A N/A N/A	33,000 55,000 140,000

C. D. Pappas Senior Vice President	2002 2001 2000	350,000 350,000 150,000	(9)	154,000 91,600 50,000	N/A N/A N/A	76,500 77,000 150,000	(5) (5)	8,000 4,850 2,573	N/A N/A N/A	28,300 208,000 121,815	(10)

A. T. Poole Executive Vice President	2002 2001 2000	325,000 325,000 295,000		N/A N/A N/A	N/A N/A N/A	76,500 71,500 53,000		14,496 12,316 13,381	N/A N/A N/A	79,300 66,440 165,755

D. H. Spiess Senior Vice President	2002 2001 2000	350,000 313,000 285,000	(11)	133,500 46,550 N/A	N/A N/A N/A	76,500 49,500 43,500	(5) (5)	6,935 2,465 9,006	N/A N/A N/A	33,000 59,200 143,643

Notes:
(1)	See "Report of the Human Resources Committee — Base Salaries".
(2)	NOVA Chemicals has in place a Management Incentive Plan which has clear objectives for participants and as such does not operate as a "bonus" plan. See "Report of the Human Resources Committee — Management Incentive Plan". Typically, the annual incentive awards are earned in the year reported and paid the following year. Awards for performance years 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Mr. Lipton	note (5)	$615,600	$1,007,000
Mr. Mustoe	$191,000	$167,800	$130,000
Mr. Pappas	$308,000	$183,200	$100,000
Mr. Poole	$276,000	$217,200	$252,000
Mr. Spiess	$267,000	$93,100	$175,000
For 2002, corporate objectives were exceeded, however based on the net operating loss, the NEO's awards were reduced by 30.1%.
For performance year 2001, corporate objectives were not met. The incentive awards for this year were granted based on the achievement of business, team and individual objectives only.
In 1999, NOVA Chemicals implemented a DSUP under which key employees can elect to contribute all or a portion of their incentive compensation award to the DSUP. The CEO and each NEO, other than Messrs. Pappas and Spiess, elected to contribute 100% of their 2000, 2001 and 2002 incentive compensation awards to the DSUP. Mr. Pappas commenced employment with NOVA Chemicals in July, 2000 and since that time he has elected to contribute 50% of his incentive compensation awards to the DSUP. Mr. Spiess contributed 100% of his 2000 incentive compensation award and 50% of his 2001 and 2002 incentive compensation awards to the DSUP. Accordingly, other than to Messrs. Pappas and Spiess, no payments were made to any of these individuals under the Management Incentive Plan for the 2000, 2001 and 2002 performance years. See "Restricted Share Units" and footnote (6).
(3)	The CEO and each NEO is in receipt of benefits and perquisites in addition to base salary and incentive compensation payments. The value of these benefits and perquisites does not exceed the lesser of Cdn. $50,000 or 10% of the total annual salary and incentive compensation payment.

(4)	This column shows the total number of Common Share options and/or units under the Equity Appreciation Plan granted to the CEO and each NEO during each respective year. In 2000, the Option Plan was amended to provide tandem share appreciation rights, see "Report of the Human Resources Committee — Option Plan". This column indicates the number of options granted to the NEOs.
(5)	In 2000, the Corporation implemented the Equity Appreciation Plan (see "Report of the Human Resources Committee — Equity Appreciation Plan"). In 2000, Mr. Lipton was not granted options but was granted units under the Equity Appreciation Plan. In 2001, Messrs. Lipton, Pappas and Spiess were granted Equity Appreciation units rather than options and in 2002, Messrs. Lipton, Pappas, Spiess and Mustoe were granted units rather than options. These amounts represent units under the Equity Appreciation Plan. In March 2003, Mr. Lipton was granted an additional award of 124,000 Equity Appreciation units to reflect his strong leadership of the Corporation.
(6)	In 1999, NOVA Chemicals implemented a DSUP for key employees under which a key employee may elect to receive all or a portion of his or her incentive compensation award in DSUs equal in value to NOVA Chemicals' Common Shares. The dollar value represents the pre-tax value of the DSUs at the time of the award. When a dividend is declared on Common Shares, the value of the dividend is added, as full or partial units, to the DSUP accounts. For further information, see "Report of the Human Resources Committee — Deferred Share Unit Plan". DSUs earned for the year ended December 31, 2002 and the value of the 2002 DSUs as of December 31, 2002 were as follows:
Mr. Mustoe	9,923	$181,582
Mr. Pappas	8,000	$146,407
Mr. Poole	14,496	$265,270
Mr. Spiess	6,935	$126,918
(7)	NOVA Chemicals does not have a long term incentive plan.
(8)	Includes the dollar value of insurance premiums paid by NOVA Chemicals with respect to term life insurance for the benefit of the CEO and each NEO plus amounts paid under the NOVA Chemicals or NOVA Chemicals Inc. Savings and Profit Sharing Plan. Also includes vacation and other one time payments where applicable.
(9)	Mr. Pappas commenced employment with NOVA Chemicals in July, 2000. The amounts reported for Mr. Pappas represent compensation received from July 1, 2000 to December 31, 2000.
(10)	Mr. Pappas did not receive profit sharing allocations in 2000 as he was not eligible to participate in NOVA Chemicals Savings and Profit Sharing Plan until July 1, 2001.
(11)	The amount reported for Mr. Spiess reflects his promotion to Senior Vice President responsible for the olefins/polyolefins business on November 1, 2001.

        For 2002, the aggregate cash compensation, including any incentive compensation awards contributed to the DSUP, for the eight (8) executive officers of the Corporation was approximately $5,168,500.

Stock Options/Equity Appreciation Plan

        The table below shows the number of Common Shares available for purchase under share purchase options and the number of units granted under the Equity Appreciation Plan granted to the CEO and each of the NEOs in 2002 together with the percentage that the option or unit grant represents of total options or units granted by NOVA Chemicals to its employees and employees of its subsidiaries in fiscal 2002, the per security exercise price, the per security market value of the underlying securities on the date the options or units were granted and the expiration date of the options or units granted.

Option and/or SAR Grants
Name	Securities Under Option/ SARs Granted (#) (1)	% of Total Options/SARs Granted to Employees in 2002 (1)	Exercise or Base Price (Cdn $) (2)	Market Value of Securities Underlying Options/SARs on the Date of Grant (Cdn $) (2)	Expiration Date

J. M. Lipton	0 / 375,000	0 / 37.02	$34.32	$34.32	March 6, 2012

J. S. Mustoe	0 / 48,350	0 / 4.77	$34.32	$34.32	March 6, 2012

C. D. Pappas	0 / 76,500	0 / 7.55	$34.32	$34.32	March 6, 2012

A. T. Poole	76,500 / 0	4.62 / 0	$34.32	$34.32	March 6, 2012

D. H. Spiess	0 / 76,500	0 / 7.55	$34.32	$34.32	March 6, 2012

Notes:
(1)	NOVA Chemicals sponsors both the Option Plan and the Equity Appreciation Plan. The first number in this column represents options under the Option Plan and the second number represents units under the Equity Appreciation Plan.

(2)	Options are granted for Common Shares at the closing market price on the TSX on the date the grant is made by the Board. Options are generally granted for a term of 10 years, exercisable on a cumulative basis as to 25% in the first 12 months, 25% in the second 12 months, 25% in the third 12 months and 25% thereafter for the term of the option. The redemption price of a unit granted under the Equity Appreciation Plan is the closing market price on the TSX on the date the grant is made by the Board. Units are generally granted for a term of 10 years, redeemable on a cumulative basis as to 25% in the first 12 months, 25% in the second 12 months, 25% in the third 12 months and 25% thereafter for the term of the unit.

        The table below shows the number of Common Shares acquired on exercise of options and the awards paid on redemption of Equity Appreciation units during fiscal 2002 by the CEO and the NEOs, together with the aggregate dollar value realized on such exercises or redemptions, the total number of Common Shares or units still available for acquisition under option, both vested and unvested, and the dollar value of "in-the-money" unexercised options or units not yet redeemed, both vested and unvested (as defined in footnote (4) in the chart below).

Aggregated Option/SAR Exercises During the Year
							Value of Unexercised In-the-Money (2)(3) Options/SARs at December 31, 2002 in U.S. $
			Unexercised Options/ SARs at December 31, 2002 (2)
	Securities Acquired on Exercise	Aggregate Value Realized in U.S. $ (1)
Name			Non-Vested		Vested		Non-Vested		Vested

J. M. Lipton	0	0	926,000	(4)	1,117,181	(4)	212,477	(4)	3,111,784	(4)

J. S. Mustoe	7,576	$84,916	97,513	(4)	224,306	(4)	29,077	(4)	652,812	(4)

C. D. Pappas	0	0	133,375	(4)	170,125	(4)	65,894	(4)	65,894	(4)

A. T. Poole	0	0	143,875		327,910		41,210		895,819

D. H. Spiess	0	0	128,000	(4)	184,743	(4)	60,560	(4)	257,412	(4)

Notes:
(1)	Calculated as the difference between the market value on exercise or redemption and the exercise or redemption price of the related option or Equity Appreciation unit multiplied by the number of options exercised or units redeemed. Value has been converted to U.S. dollars at an exchange rate of $1.00 Canadian = $.6276 U.S. based on the date following settlement of the transaction.
(2)	Calculated as the difference between the closing price of Common Shares on the TSX on December 31, 2002 ($28.89) and the exercise or redemption price of the related option or unit. Value has been converted to U.S. dollars at the closing exchange rate on December 31, 2002 ($1.00 Canadian = $.6339 U.S.).
(3)	"In-the-money" means that the market value of the Common Shares underlying the option or unit on that date exceeds the option exercise price or the unit redemption price.
(4)	In 2000, NOVA Chemicals implemented the Equity Appreciation Plan (see "Report of the Human Resources Committee — Equity Appreciation Plan"). In 2002, Messrs. Lipton, Mustoe, Pappas and Spiess were granted units under this Plan. The numbers in this column include for Mr. Lipton 526,000 non-vested Equity Appreciation units at a value of $212,477 and 482,500 vested Equity Appreciation units at a value of $453,460, for Mr. Pappas 95,875 non-vested Equity Appreciation units at a value of $65,894 and 57,625 vested Equity Appreciation units at a value of $65,894, for Mr. Spiess 82,125 non-vested Equity Appreciation units at a value of $42,360 and 43,875 vested Equity Appreciation units at a value of $42,360 and for Mr. Mustoe 36,263 non-vested Equity Appreciation units at a value of $0.00 and 12,087 vested Equity Appreciation units at a value of $0.00.

Pension Plans

        Officers, along with all salaried employees, participate in NOVA Chemicals' Canadian or U.S. non-contributory pension plans. On December 31, 1999, NOVA Chemicals introduced a defined contribution pension option to its Canadian pension plans for salaried employees. Under these plans, employees could make a one-time irrevocable election to convert their defined benefits to the defined contribution pension option or remain in the defined benefit pension option. All of the Canadian executive officers elected to remain in the defined benefit pension option.

        The Canadian defined benefit pension option provides a retirement income and a 60% surviving spouse's pension based on the officer's years of service and the average base salary of the highest 36 consecutive months, of the officer's final 10 years of service adjusted to reflect benefits payable under government sponsored plans. The U.S. plans provide a pension based on the officer's years of service and average base salary of the highest 36 consecutive months in the officer's final 10 years of service. The amount of pension may vary based on other factors including the age of the employee at retirement and the form of pension elected and predecessor plan membership. The first table illustrates the amount of annual pension received by a Canadian employee in the defined benefit plan and the second table illustrates a U.S. employee, in each case retiring at age 62 on December 31, 2002, who has not elected an optional form of pension benefit.

Canadian Pension Plan Table (in Canadian dollars)
	Years of Service
Remuneration	5	10	15	20	25	30	35

125,000	8,850	17,700	27,550	38,900	50,250	61,600	72,950
150,000	10,850	21,700	33,750	47,600	61,450	75,300	89,150
175,000	12,850	25,700	39,950	56,300	72,650	89,000	105,350
200,000	14,850	29,700	46,150	65,000	83,850	102,700	121,550
225,000	16,850	33,700	52,350	73,700	95,050	116,400	137,750
250,000	18,850	37,700	58,550	82,400	106,250	130,100	153,950
300,000	22,850	45,700	70,950	99,800	128,650	157,500	186,350
400,000	30,850	61,700	95,750	134,600	173,450	212,300	251,150
500,000	38,850	77,700	120,550	169,400	218,250	267,100	315,950
600,000	46,850	93,700	145,350	204,200	263,050	321,900	380,750
700,000	54,850	109,700	170,150	239,000	307,850	376,700	445,550
750,000	58,850	117,700	182,550	256,400	330,250	404,100	477,950
800,000	62,850	125,700	194,950	273,800	352,650	431,500	510,350
850,000	66,850	133,700	207,350	291,200	375,050	458,900	542,750
900,000	70,850	141,700	219,750	308,600	397,450	486,300	575,150
950,000	74,850	149,700	232,150	326,000	419,850	513,700	607,550
1,000,000	78,850	157,700	244,550	343,400	442,250	541,100	639,950

Notes:
(1)	NOVA Chemicals' Canadian defined benefit pension option provides a benefit formula that is integrated with the Canada Pension Plan. The non-contributory future service benefit is equal to the sum of (a) plus (b) where:
(a) is 1.0% times credited service times the lesser of
(i) Highest Average Earnings (defined below) and
(ii) Average Maximum Pensionable Earnings (defined below)
(b) is 1.6% times credited service times the amount, if any, by which the Highest Average Earnings exceeds the Average Maximum Pensionable Earnings.
Highest Average Earnings is the average of the highest 36 consecutive months of base salary in the last 10 years and Average Maximum Pensionable Earnings is the three year average of the Year's Maximum Pensionable Earnings as determined in accordance with the Canada Pension Plan Act. Management Incentive Plan awards are not included for the purpose of determining pension benefits.
Canadian pension benefits for (a) married retirees, upon death, consist of 60% of the member's benefit payable to the surviving spouse for life, and (b) single retirees are payable for life and are guaranteed for 5 years after pension commences.
Canadian pension benefits are not subject to any deduction for social security or other offset amounts.
(2)	Estimated credited years of service to December 31, 2002 for each NEO who is a member of the Canadian pension plan are:
Mr. Mustoe	13.2 years
Mr. Poole	14.8 years
(3)	Table is calculated based on service in existing and continuing prior plans and includes supplementary pension amounts described below, but does not include optional contributory pension plan.
(4)	Table shows benefit payable at age 62 if the employee left NOVA Chemicals on December 31, 2002.

U.S. Pension Plan Table — Whole Life Benefit for Single Retirees (in U.S. dollars)
	Years of Service
Remuneration	5	10	15	20	25	30	35

125,000	7,500	15,000	22,500	30,000	37,500	45,000	52,500
150,000	9,000	18,000	27,000	36,000	45,000	54,000	63,000
175,000	10,500	21,000	31,500	42,000	52,500	63,000	73,500
200,000	12,000	24,000	36,000	48,000	60,000	72,000	84,000
225,000	13,500	27,000	40,500	54,000	67,500	81,000	94,500
250,000	15,000	30,000	45,000	60,000	75,000	90,000	105,000
300,000	18,000	36,000	54,000	72,000	90,000	108,000	126,000
400,000	24,000	48,000	72,000	96,000	120,000	144,000	168,000
500,000	30,000	60,000	90,000	120,000	150,000	180,000	210,000
600,000	36,000	72,000	108,000	144,000	180,000	216,000	252,000
700,000	42,000	84,000	126,000	168,000	210,000	252,000	294,000
800,000	48,000	96,000	144,000	192,000	240,000	288,000	336,000
900,000	54,000	108,000	162,000	216,000	270,000	324,000	378,000
1,000,000	60,000	120,000	180,000	240,000	300,000	360,000	420,000
1,100,000	66,000	132,000	198,000	264,000	330,000	396,000	462,000
1,200,000	72,000	144,000	216,000	288,000	360,000	432,000	504,000
1,300,000	78,000	156,000	234,000	312,000	390,000	468,000	546,000
1,400,000	84,000	168,000	252,000	336,000	420,000	504,000	588,000
1,500,000	90,000	180,000	270,000	360,000	450,000	540,000	630,000
1,750,000	105,000	210,000	315,000	420,000	525,000	630,000	735,000
2,000,000	120,000	240,000	360,000	480,000	600,000	720,000	840,000
2,250,000	135,000	270,000	405,000	540,000	675,000	810,000	945,000
2,500,000	150,000	300,000	450,000	600,000	750,000	900,000	1,050,000
2,750,000	165,000	330,000	495,000	660,000	825,000	990,000	1,155,000
3,000,000	180,000	360,000	540,000	720,000	900,000	1,080,000	1,260,000

Notes:
(1)	NOVA Chemicals' U.S. pension plan is a defined benefit plan. The benefit formula is 1.2% of the Final Average Earnings times the credited service. For years of service up to and including 2000, Final Average Earnings are the average of the highest 36 consecutive months of base salary in the last 10 years. Effective January 1, 2001, for senior U.S. executives, Final Average Earnings are calculated using base salary plus incentive compensation awards. Pension benefits for a single retiree is the whole life benefit as outlined above while a married retiree's benefit is a 50% joint and survivor benefit. Such benefit is provided by reducing the whole life benefit during the life time of the retiree in order to provide 50% of that reduced benefit to a surviving spouse.
(2)	Estimated credited years of service to December 31, 2002 for the CEO and the NEOs who are members of the U.S. pension plan are:
Mr. Lipton	13.6 years
Mr. Mustoe	1.4 years
Mr. Pappas	14.5 years
Mr. Spiess	4.8 years
(3)	The calculations in the table include supplementary pension amounts described below.
(4)	Table shows benefit for a single employee at age 62 if the employee left NOVA Chemicals on December 31, 2002.

Supplementary Pension Agreements

        NOVA Chemicals' Canadian defined benefit pension option is subject to maximum annual benefit accruals of Cdn. $1,722.22 per year of credited service or to any greater maximum which may be provided for in the Income Tax Act from time to time. U.S. pension plan benefits are subject to a maximum annual benefit accrual based on annual compensation of U.S. $200,000, adjusted from time to time by the Internal Revenue Service. NOVA Chemicals has entered into pension agreements with certain officers and employees which provide for supplementary pension payments, computed with reference to the earned pension under NOVA Chemicals' pension plans. These supplementary payments would be above the maximum annual benefit accrual permitted by NOVA Chemicals' pension plans and, therefore, would not be deductible for income tax purposes by NOVA Chemicals until paid to the respective officer or employee. The aggregate pension payments resulting from such agreements and the pension payments payable under NOVA Chemicals' pension plans would be generally equivalent to the benefit which is earned under NOVA Chemicals' pension plans without the maximum annual benefit described above. Although these supplemental pension agreements still exist with individual employees including some of the NEOs, in 1992 NOVA Chemicals approved a policy to provide the same supplementary pension payments to all employees who become subject to the maximum annual benefit accrual.

        Mr. Lipton's employment contract provides that NOVA Chemicals make up any short-fall should the value of pension benefits provided through NOVA Chemicals and Mr. Lipton's previous employer be less than the value of pension benefits that Mr. Lipton would have received had he remained with his previous employer until retirement. In addition, Mr. Lipton has an agreement that provides that he receive two years' pensionable service for every year that he serves as CEO of NOVA Chemicals.

        Mr. Pappas' employment contract provides that NOVA Chemicals will recognize his 12 years' industry service for purposes of calculating pension benefits.

Employment Contracts

        NOVA Chemicals or its subsidiaries has entered into employment contracts with Messrs. Lipton, Poole, Pappas and Spiess.

        Mr. Lipton's employment contract provides for an indefinite term of service at a minimum salary, reviewable annually with a view to determining appropriate increases (which are determined under NOVA Chemicals' compensation policy — see "Report of the Human Resources Committee"). In the event of termination of his employment, other than for cause, Mr. Lipton is entitled to be paid the salary and incentive compensation award received by him in the most recently completed year along with compensation for loss of benefits, savings plan and pension plan contributions and relocation costs.

        Mr. Pappas' employment contract provides for an initial term of three years ending July 1, 2003. In the event of termination of his employment, other than for cause, Mr. Pappas is entitled to be paid his base salary, target incentive compensation awards, benefits and other compensation for a period of 24 months.

        Mr. Poole's employment contract provides that he is entitled to be paid, on retirement or termination of his employment, his base salary, target incentive compensation awards, benefits and other compensation for a period of 30 months.

        Mr. Spiess' employment contract was recently renewed for a term of one year ending February 8, 2004. On the event of termination of his employment, other than for cause, Mr. Spiess is entitled to be paid his base salary, target incentive awards, benefits and other compensation for a period of 24 months.

        NOVA Chemicals has entered into agreements with Messrs. Lipton, Poole, MacDonald, Mustoe, Pappas, Spiess, Wheeler and Ms. O'Brien in which these executives agreed not to voluntarily leave their employment with the Corporation during a proposed change of control of the Corporation. In the event of a change of control of the Corporation and the involuntary termination or constructive dismissal of one of these executives, the terminated executive is entitled to receive salary, target incentive compensation payment, benefits and other compensation for 36 months in the case of Mr. Lipton, 30 months in the case of Messrs. Mustoe and Poole and 24 months for each of Messrs. MacDonald, Pappas, Spiess, Wheeler and Ms. O'Brien. A portion of the entitlement for each of Messrs. MacDonald, Mustoe, Pappas, Poole, Spiess, Wheeler and Ms. O'Brien is in consideration for a non-competition agreement which each individual granted in favor of the Corporation and which prohibits them from being involved with a competing business if such involvement would be detrimental to NOVA Chemicals' interests for a period of two years from involuntary termination or constructive dismissal following a change of control. In addition, each of these agreements provide that in the event of a change of control, all unvested stock options and Equity Appreciation units will vest and are exercisable by the executive whether or not the executive is involuntarily terminated or constructively dismissed.

Total Return Performance

        The following graphs demonstrate a five calendar year comparison of cumulative total return (assuming reinvestment of dividends) performance based upon an initial investment of Cdn. $100 invested on December 31, 1997 in Common Shares as compared with the S&P/TSX Composite Index. The first graph shows return performance from December 31, 1997 to the Arrangement completed on July 2, 1998. The second graph shows return performance of NOVA Chemicals since July 3, 1998.

Note:
(1)	Cdn. $100 invested on December 31, 1997 in NOVA grew to Cdn. $125.83 on July 2, 1998 at its closing price on the TSX of Cdn. $16.80.

Notes:
(1)	On July 2, 1998, NOVA Chemicals was split off as an independent, publicly traded commodity chemical company following the Arrangement. This graph shows the performance of NOVA Chemicals assuming Cdn. $100 was invested at the opening price on July 3, 1998.
(2)	The closing price for NOVA Chemicals Common Shares on the TSX on December 31, 2002 was Cdn. $28.89 and on March 4, 2003 was Cdn. $25.78.

Indebtedness of Executive Officer

        The following table sets forth the aggregate indebtedness of all officers, directors, former officers and former directors of the Corporation during fiscal year 2002.

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
Name and Principal Position	Involvement of the Corporation	Largest Amount Outstanding During 2002	Amount Outstanding as at March 4, 2003

C. D. Pappas, Senior Vice President	Lender	$550,000	$550,000(1)

Note:
(1)	In July 2001 NOVA Chemicals loaned the amount of $550,000 to Mr. Pappas to assist in his relocation to Pittsburgh, Pennsylvania. The loan is non-interest bearing and for the term of 5 years at which time the entire amount will become due. This loan was granted prior to the enactment of the Sarbanes-Oxley Act, consequently it is not a prohibited loan under that Act.

Compensation of Directors

        Directors who are not full time employees of NOVA Chemicals receive directors' fees. NOVA Chemicals compensates directors according to the same philosophy used to compensate senior management. An annual survey is conducted to determine the median compensation for directors in similar companies in the chemical industry and NOVA Chemicals' total compensation for directors is set at the median value of those companies' total compensation. In 2002, non-employee directors received an annual retainer fee of $30,000.

        In addition to the annual retainer, each non-employee director is paid a cash attendance fee of $1,000 for each Board meeting attended, except in the case of the Chairman of the Board to whom an additional fee of $2,000 is paid for each Board meeting attended. A travel fee of $1,000 is paid for each Board meeting attended where travel is required out of province or state, and $2,000 where travel is required out of country.

        Each non-employee director who is a member of a Board Committee is paid an attendance fee of $1,000 for each Committee meeting attended, except in the case of the Chairman of each Committee to whom a fee of $2,000 is paid for each Committee meeting attended. Each non-employee director who is a member of the Technology Advisory Committee is paid an attendance fee of $4,000 for each Committee meeting attended, except in the case of each Co-Chairman of the Committee to whom a fee of $7,000 is paid for each Committee meeting attended.

        Commencing in May 2003, based on an independent review of the directors' compensation, directors will be paid an annual retainer fee of $35,000. The Chairs of the Audit, Finance and Risk, Human Resources and Public Policy and Responsible Care Committees will be paid an additional retainer of $7,500 in lieu of the additional $1,000 meeting fee, for their duties as Chairs of these Committees.

        The non-employee directors are eligible to participate in the Director Share Purchase Plan under which each participating director may elect to have some or all of his or her annual cash retainer and attendance and travel fees paid to a custodian at the end of each calendar quarter. The custodian uses the funds to purchase Common Shares in the open market on behalf of the participating director.

        The non-employee directors are also eligible to participate in a Director Deferred Share Unit Plan (the "Director DSUP"). Under the Director DSUP, non-employee directors may elect, on an annual basis, to receive all or a portion of their retainer, or attendance and travel fees for the upcoming year in DSUs economically equivalent to NOVA Chemicals' Common Share value. The amount of the fees that a Director elects to have participate in the Director DSUP is converted to an equivalent number of DSUs based on the market value of NOVA Chemicals' Common Shares at a specified time (the average of the closing price for the Common Shares over five consecutive trading days preceding the end of each fiscal quarter in which the fees are earned). When a dividend is declared on Common Shares, the value of the dividend is added, as full or part units, to the Director DSUP account. The DSUs are not Common Shares and do not carry rights of Common Shares.

        A director must hold the DSUs until he or she is no longer a director or employee of NOVA Chemicals. At such time, unless it is not practicable or feasible to do so, NOVA Chemicals will cause to have purchased on the open market a number of Common Shares equivalent to the value of the DSUs in the Director DSUP account less applicable withholding taxes.

        The non-employee directors in aggregate hold 57,579 DSU's. The following table sets forth as at March 4, 2003, the number of DSU's owned by each of the directors participating in the Director DSUP.

Name of Director	Amount
Jerald A. Blumberg	3,500 DSUs
Dr. F. Peter Boer	9,558 DSUs
Jacques Bougie	3,047 DSUs
L. Yves Fortier	7,127 DSUs
Kerry L. Hawkins	7,187 DSUs
Arnold M. Ludwick	7,909 DSUs
Janice G. Rennie	5,075 DSUs
James M. Stanford	4,079 DSUs
Joseph D. Thompson	10,094 DSUs

        Non-employee directors are also eligible to receive options under the Option Plan. Under current policy, each non-employee director, other than the Chairman, is granted options to purchase Common Shares in amounts such that the market value of the Common Shares underlying the options is approximately equal to the difference between the total compensation paid to the median of the U.S. commodity chemical comparator group and the director's annual retainer. The value of the Chairman's options is equivalent to the difference between the cash compensation and total compensation for non-executive chairmen of comparable companies. These options entitle the non-employee director to purchase Common Shares at a price equal to the closing trading price for Common Shares on the TSX on the day on which the options were granted. In March 2002, each non-employee director, other than the Chairman, received options to purchase 2,100 Common Shares at a price of Cdn. $34.32 per Common Share. The Chairman received options to purchase 11,600 Common Shares at a price of Cdn. $34.32 per Common Share. In March 2003, each non-employee director, other than the Chairman, was granted options to purchase 4,900 Common Shares, and the Chairman was granted an option to purchase 8,000 Common Shares, all at a price of Cdn. $25.78 per Common Share.

        Directors are required to hold a minimum number of Common Shares under the NOVA Chemicals' shareholding guidelines (see "Shareholding Guidelines"). Each director has five years from the later of October, 1998 and the date on which a director is elected to achieve her/his target shareholdings.

        Mr. Newall was paid a total fee of $218,200 by NOVA Chemicals for his duties as Chairman of the Board during 2002. Mr. Newall's primary responsibility is to facilitate the most effective governance of NOVA Chemicals by the Board of Directors. Mr. Newall is the Chair of the Board and the Corporate Governance Committee. He acts as an advisor to the President and CEO, and helps represent NOVA Chemicals to its customers and communities.

REPORT OF THE AUDIT, FINANCE AND RISK COMMITTEE

        The Audit, Finance and Risk Committee ("AFR Committee") will be composed of Messrs. Hawkins (Chairman), Dineen, Ludwick and Thompson and Ms. Rennie. The AFR Committee of the Board is governed by a charter or mandate, a copy of which is attached hereto as Appendix 1. All of the AFR Committee members are "independent" as that term is defined by the SEC and the New York Stock Exchange listing standards.

        The AFR Committee oversees the Corporation's financial reporting process. In fulfilling its oversight responsibilities, the AFR Committee reviewed the audited financial statements with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

        The AFR Committee reviewed with Ernst & Young LLP ("E&Y"), the independent auditors, their judgments as to the quality, not just the acceptability, of the Corporation's accounting principles and such other matters as are required to be discussed with the AFR Committee under generally accepted auditing standards including the matters to be discussed by Statements of Auditing Standards No. 61. In addition, the AFR Committee has discussed with the independent auditors the auditors' independence from management and the Corporation including the matters in the written disclosures required by the Independence Standards Board Standard No. 1 and concluded that E&Y is independent in accordance with this standard.

        The AFR Committee discussed with the Corporation's internal and independent auditors the overall scope and plans for their respective audits. The AFR Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Corporation's internal controls, and the overall quality of the Corporation's financial reporting.

        In reliance on the reviews and discussions referred to above, the AFR Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 40-F for the year ended December 31, 2002 for filing with the Securities and Exchange Commission.

BY THE AUDIT, FINANCE AND RISK COMMITTEE
K.L. Hawkins (Chairman) R.E. Dineen A.M. Ludwick	J.D. Thompson J.G. Rennie

        The above report of the AFR Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Information Circular into any filing under the U.S. Securities Act of 1933 or the U.S. Securities Exchange Act of 1934, except to the extent that the Corporation specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

Fees Billed by Ernst & Young LLP

        The following fees were billed to the Corporation by Ernst & Young LLP and approved by the Board of Directors during the prior two years:

	2002	2001(1)
Audit Fees	$1,317,226	$1,085,051
Audit-Related Fees	276,551	163,435
Tax Fees	2,473,070	3,193,391
All Other Fees	14,340	753,300

Total Fees	$4,081,187	$5,195,177

Note:
(1)	2001 fees have been re-stated to conform to the current year classification.

        Audit fees include fees for the audit of the consolidated financial statements of the Corporation, statutory audits of subsidiaries, review of prospectuses and quarterly reports, provision of consent letters and comfort letters in connection with certain regulatory matters, French translation of the consolidated financial statements, and consultation on accounting and disclosure matters.

        Audit-related fees include fees for services which are related to the audit of the consolidated financial statements. These services include the audit of financial statements for the Corporation's pension plans and non-statutory audits of subsidiaries and affiliates.

        Tax fees include fees for the preparation of income tax returns, value-added tax returns, and customs filings for the Corporation and its subsidiaries, preparation of income tax returns and provision of tax advice to expatriate employees, and advice on tax-related matters.

        All other fees consist primarily of fees of $726,000 for internal audit services in 2001. These services are no longer provided to the Corporation by Ernst & Young LLP. Other fees in this category include certain tax valuation and legal services. Legal services are no longer provided to the Corporation by Ernst & Young LLP.

CORPORATE GOVERNANCE

        Under the rules of the TSX, NOVA Chemicals is required to disclose information relating to its system of corporate governance with reference to the guidelines set out in the TSX Report as amended from time to time. NOVA Chemicals is aligned with the guidelines recommended by the TSX Report and adopted by the TSX, as well as the TSX Proposals. Since 1991, NOVA Chemicals has had in place a broad-reaching plan for governance. With NOVA Chemicals' increasing national and international development, and the globalization of the commodity chemical businesses, the directors and management have responded to the need to establish forward-looking governance policies and to constantly evaluate and modify them to ensure their effectiveness. In addition, the directors and management have been reviewing NOVA Chemicals' governance practices in response to the United States Sarbanes-Oxley Act of 2002 ("SOX"), as well as the TSX Proposals and the New York Stock Exchange's Corporate governance proposals (the "NYSE Proposals"). The SEC has recently issued rules and regulations to give effect to the provisions of SOX and is currently considering approval of the NYSE Proposals. As provisions of SOX, the TSX Proposals and the NYSE Proposals come into effect, the Board will review and amend its governance practices on an ongoing basis in response to these standards. NOVA Chemicals' disclosure is set out in matrix form and attached to this Information Circular as Appendix 2. This disclosure statement has been prepared by the Corporate Governance Committee of the Board and has been approved by the Board of Directors. For a description of the Committees of the Board, their mandate and their activities, see "Committees of the Board".

SHAREHOLDER PROPOSALS

        Shareholder proposals to be considered at the 2004 annual meeting of shareholders of NOVA Chemicals must be received at the registered office of NOVA Chemicals no later than February 15, 2004 to be included in the information circular and form of proxy for such annual meeting.

CERTIFICATE

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

        The contents and the sending of this Information Circular have been approved by the Board of Directors of NOVA Chemicals.

By Order of the Board of Directors

JEFFREY M. LIPTON President and Chief Executive Officer	LARRY A. MacDONALD Senior Vice President and Chief Financial Officer

March 4, 2003

APPENDIX 1

AUDIT, FINANCE AND RISK COMMITTEE MANDATE

Creation

Pursuant to Article Three of the General By-law of NOVA Chemicals Corporation (the "Corporation"), a committee of the directors to be known as the "Audit, Finance and Risk Committee" (the "Committee") is established.
Purpose

The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Corporation's financial statements; the financial reporting process; the systems of internal accounting and financial controls; the external auditor's qualifications and independence; the performance of the internal and external auditors; risk management processes; pension and savings plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements.
Committee Membership
Composition of the Committee	(a)	The Committee must be composed of a minimum of four directors, none of whom may be an officer of the Corporation;
Appointment and Term of Members	(b)
The members of the Committee must be appointed or reappointed at the organizational meeting of the Board immediately following each Annual Meeting of the shareholders of the Corporation. Each member of the Committee continues to be a Committee member until a successor is appointed, unless he or she resigns or is removed by the Board or ceases to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than four directors as a result of the vacancy;
Financial Literacy	(c)
Each member of the Committee must be financially literate, as the Board interprets such qualification in its business judgment, or must become financially literate within a reasonable period of time after appointment to the Committee. At least one member of the Committee shall have accounting or related financial management expertise as the Board interprets such qualification in its business judgment;
Independence	(d)
Each member of the Committee shall be "independent" as defined in the applicable existing listing standards, provided that the Board may appoint one non-independent member to the Committee, if the Board determines, in its business judgment, that it is in the best interests of the Corporation and its shareholders to appoint such non-independent member. Committee members shall not simultaneously serve on the audit committees of more than two other public companies;
Appointment of Chairman and Secretary	(e)
The Board or, if it does not do so, the members of the Committee, must appoint one of their members as a Chairman. If the Chairman of the Committee is not present at any meeting of the Committee, the Chairman of the meeting must be chosen by the Committee from the Committee members present. The Chairman presiding at any meeting of the Committee has a deciding vote in case of deadlock. The Committee must also appoint a Secretary who need not be a director;

Use of Outside Experts	(f)
Where Committee members believe that, to properly discharge their fiduciary obligations to the Corporation, it is necessary to obtain the advice of independent legal, accounting, or other experts, the Chairman shall, at the request of the Committee, engage the necessary experts at the Corporation's expense. The Board must be kept apprised of both the selection of the experts and the experts' findings through the Committee's regular reports to the Board;
Meetings
Time, Place and Procedure of Meetings	(a)	The time, place and procedure of Committee meetings shall be determined by Committee members, provided that:
Quorum		(i)	a quorum for meetings must be three members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to communicate with each other;
Quarterly Meetings		(ii)	the Committee must meet at least quarterly;
Notice of Meetings		(iii)
notice of the time and place of every meeting must be given in writing or by facsimile to each member of the Committee, the internal auditors and the external auditors of the Corporation at least 24 hours prior to the Committee meeting;
Waiver of Notice		(iv)
a member may waive notice of a meeting, and attendance at the meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;
Attendance of External Auditors		(v)	the external auditors are entitled to attend each meeting at the Corporation's expense;
Calling a Meeting		(vi)
a meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chairman or Chief Executive Officer of the Corporation, by any member of the Committee, the external auditors or internal auditors;
Committee Determines Attendees		(vii)
notwithstanding the provisions of this paragraph, the Committee has the right to request any officer or employee of the Corporation or the Company's outside counsel or external auditor to be present or not present at any part of the Committee meeting; and
Reports to the Board	(b)	The Committee shall make regular reports to the Board.
Duties and Responsibilities of the Committee
1.	Financial Statements and Disclosure
Annual Report and Disclosures*	(a)
Review and discuss with management and the external auditor the Corporation's annual report, annual information form (including the audited annual financial statements and disclosures made in management's discussion and analysis), Management Information Circular (including the report of the Committee), all financial statements in prospectuses or other offering documents, and any financial statements required by regulatory authorities; and recommend for approval by the Board;

	Prospectuses*	(b)
Review and discuss with management and the external auditor, and recommend for approval by the Board, any prospectuses, but excluding any prospectus supplements issued under a shelf prospectus of the Corporation, and any pricing supplements issued under a medium term note prospectus supplement of the Corporation;
	Quarterly Interim Reports and Disclosures	(c)
Review and discuss with management and the external auditor the Corporation's interim reports, including the quarterly financial statements and press releases on quarterly and year end financial results, prior to public release;
	Accounting Policies and Estimates	(d)
Review and approve all accounting policies that would have a significant effect on the Corporation's financial statements, and any changes to such policies. This review will include a discussion with management and the external auditor concerning any areas of management judgment and estimates that may have a critical effect on the financial statements, the effect of using alternative accounting treatments which are acceptable under Canadian and US GAAP, the appropriateness, acceptability, and quality of the Corporation's accounting policies; and any material written communication between the external auditor and management, such as the annual management letter and the schedule of unadjusted differences;
	Financial Information and Earnings Guidance	(e)
Discuss with management the use of "pro forma" or "adjusted non-GAAP information" in the Corporation's press releases, as well as approval in principle of the process to provide financial information and earnings guidance to analysts and rating agencies;
	Regulatory and Accounting Initiatives	(f)	Discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as the use of off-balance sheet structures on the Corporation's financial statements;
	Litigation	(g)
Discuss with the Corporation's General Counsel any litigation, claim or other contingency (including tax assessments), that could have a material effect on the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements;
	Financing Plans	(h)	Review the financing plans and objectives of the Corporation, as received from and discussed with management;
2.	Risk Management and Internal Control
	Risk Management Policies*	(a)	Review and recommend for approval by the Board changes considered advisable, after consultation with officers of the Corporation, to the Corporation's policies relating to:
(i) the risks inherent in the Corporation's businesses, facilities and strategic direction;
(ii) the overall risk management strategies (including insurance coverage);
(iii) the risk retention philosophy and the resulting uninsured exposure of the Corporation; and
(iv) the loss prevention policies, risk management and hedging programs, and standards and accountabilities of the Corporation in the context of competitive and operational considerations; and

	Adequacy of Internal Controls	(b)
Review at least quarterly, the results of management's evaluation of the adequacy and effectiveness of internal controls within the Corporation in connection with the certifications signed by the CEO and CFO, including policies and procedures to ensure completeness and accuracy of information disclosed in the quarterly/annual report; to prevent earnings management and detect financial statement misstatements due to fraud and error and; management's response to internal control recommendations of the internal and external auditors; including any special steps taken to address material control deficiencies and any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal controls;
	Risk Management Processes	(c)	Review with management at least annually the Corporation's processes to identify, monitor, evaluate, and address important enterprise-wide business risks;
	Financial Risk Management	(d)	Review with management activity related to management of financial risks to the Corporation;
3.	External Auditors
	Appointment and Remuneration of External Auditors*	(a)	Review and recommend to the Board in accordance with the ultimate authority and responsibility of the Committee and the Board,
(i) the selection, evaluation, reappointment or, where appropriate, replacement of external auditors;
(ii) the nomination and remuneration (including non-audit fees) of external auditors to be appointed at each Annual Meeting of Shareholders;
		(b)	Resolve any disagreements between management and the external auditor regarding financial reporting;
		(c)	The external auditors shall report directly to the Committee;
	Independence of External Auditors	(d)	Review a formal written statement requested at least annually from the external auditor describing:
(i) the firm's internal quality control procedures,
(ii)
any material issues raised by the most recent internal quality control review, or peer review of the firm; or by any investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm,
(iii) any steps taken to deal with any such issues, and
(iv) all relationships between the external auditors and the Corporation;

The Committee will actively engage in a dialogue with the external auditor with respect to whether the firm's quality controls are adequate, and whether any of the disclosed relationships or non-audit services may impact the objectivity and independence of the external auditor. The Committee shall present its conclusion with respect to the independence of the external auditor to the Board;
	Rotation of Senior Audit Partner	(e)	Ensure the rotation of senior audit personnel who have primary responsibility for the audit work, as required by law;
	Remuneration of External Auditors	(f)
Review and approve (in advance) the scope and related fees for all auditing services and non-audit services permitted by regulation which are to be provided by the external auditor, subject to de minimum exceptions for non-audit services which are approved by the Committee prior to completion of the audit;

The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting;
	Restrictions on Hiring Employees of External Auditor	(g)
Ensure the establishment of policies relating to Corporation's hiring of employees or former employees of the external auditor, if such individuals have participated in the audit of the Corporation, as required by law;
	Meeting with Auditors and Management	(h)
The committee should meet with the external and internal auditors without management present and discuss any issues related to performance of the audit work, any restrictions, and any significant disagreement with management. The Committee should also meet separately with Management to discuss any issues raised by the auditors;
4.	Internal Audit
	Mandate and Appointment of Internal Audit	(a)	(i) review and approve the mandate of the internal audit function including internal audit's purpose, authority, and responsibility;
(ii) approve whether the internal audit function should be outsourced and if outsourced approve the supplier, and;
(iii) review the appointment and replacement of the senior internal audit executive, if there is no outsourced provider
	Internal Audit Plans	(b)
Review and approve the annual Internal Audit Plan and objectives, the degree of coordination with the external auditor, and the extent to which the planned audit scope can be relied upon to detect weaknesses in internal controls, fraud, and other illegal acts;
	Internal Audit Responsibilities	(c)	Discuss with management and the external auditor the internal audit department's responsibilities, budget, and staffing and any recommended changes in the scope of internal audit;
	Audit Findings and Recommendations	(d)	Review the significant control issues identified in internal audit reports issued to management and the responses and actions taken by management to address weaknesses in controls;
5.	Pension and Savings Plans
	Statements of Pension Investment Policy and Procedures	(a)	Review and approve the Corporation's Statement of Investment Principles and Beliefs, and the Statements of Investment Procedures;
	Pension Funding	(b)	Approve funding decisions for the retirement plans in accordance with actuarial reports and legal requirements in the applicable jurisdiction;
	Amendments to Plans for Changes in Benefit Levels	(c)	Review and approve amendments to savings and retirement plans for changes in benefits provided under the plans, other than administrative or legislative changes;
	Appointment of Auditors, Actuaries, and Investment Managers	(d)
Approve the recommendations of the officers of the Corporation regarding the reappointment or appointment of auditors and recommendations of the Pension and Savings Plan Committees regarding appointment of investment managers and actuaries of the savings plans and retirement plans, as appropriate;

	Savings and Retirement Plan Financial Statements	(e)	Review and approve the annual financial statements of the savings plans, retirement plans, and related trust funds, as required by applicable regulations;
	Pension and Savings Plans Committees Reports*	(f)	Review and recommend for approval by the Board, the annual Pension Committee Reports on the operation and administration of savings and retirement plans and trust funds;
	Mandates of the Pension and Savings Plan Committees and Appointment of Members	(g)
Review and approve the mandates of the Pension and Savings Plans Committees (to be approved jointly with the Human Resources Committee of the Board), any amendments thereto, and the appointment or re-appointment of pension and savings plan committee members as provided in the mandates;
	Delegation to the Pension and Savings Plan Committees	(h)	Approve the delegation of certain responsibilities to members of the pension and savings plans committees;
	Actuarial Reports and Funding Assumptions	(i)	Review the actuarial reports on retirement plans as required by applicable regulations, any special actuarial reports, and the funding assumptions to be used in preparing the reports;
	Accounting Assumptions	(j)	Review and approve, at least annually, the accounting assumptions used for disclosure of liabilities for retirement plans and post-retirement liabilities;
6.	General Duties
	Business Conduct Policy Compliance	(a)
Obtain reports at least annually from the Chief Compliance Officer that the Corporation and its subsidiary/foreign affiliated entities are in conformity with applicable legal and ethical compliance programs (e.g., the Corporation's Business Conduct Policy.);
	Code of Ethics	(b)
Ensure that the Corporation has adopted a code of ethics for senior financial officers and review at least annually a report from the CEO and CFO of their assessment of the ethical culture and control environment in the finance function;
	Compliance Reporting Process	(c)
Ensure that a process and procedure has been established by the Corporation for receipt, investigation, and response to complaints from employees regarding non-compliance with the Corporation's Business Conduct Policy, violations of laws or regulations, or concerns regarding questionable accounting or auditing matters. The Committee must ensure that procedures for receipt of complaints allow for anonymous submission of complaints from employees;
	Regulatory Matters	(d)
Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's compliance policies;
	Mandate Review*	(e)
Review and recommend for approval changes considered advisable based on the Committee's assessment of the adequacy of this Mandate. Such review will occur on an annual basis and the recommendations, if any, will be made to the Board in accordance with the procedure set out in the Corporate Governance Committee mandate;
	Annual Performance Evaluation	(f)	The Committee will conduct an annual evaluation of its performance as a committee and report the results to the Board.

*Board approval required

APPENDIX 2

NOVA CHEMICALS ALIGNMENT WITH
THE TORONTO STOCK EXCHANGE CORPORATE GOVERNANCE GUIDELINES

        In this Appendix, NOVA Chemicals' corporate governance procedures are compared with the Toronto Stock Exchange ("TSX") guidelines for corporate governance, including proposed amendments published in April 2002 and November 2002, which amendments have not yet been formally implemented.

Corporate Governance Guideline			Does NOVA Chemicals Align?	Comments

1.	Board should explicitly assume responsibility for stewardship of the Corporation and adopt a formal mandate		Yes		The Board's Terms of Reference sets out the Board's responsibilities in relation to:
	setting out its stewardship responsibilities				—	managing its own affairs
					—	management and human resources
					—	strategy and plans
					—	finance and corporate issues
					—	business and risk management
					—	policies and procedures.
Specifically, the Board should assume responsibility for:

	a.	adoption of a strategic planning process and approval of a strategic plan	Yes	a.1	One Board meeting a year is set aside for a substantial strategic planning session, which takes into account, among other things, the opportunities and risks of the business.

				a.2	The Human Resources Committee of the Board and the Board review the written objectives of the senior executives.

	b.	identification of principal risks, and implementing risk management systems	Yes	b.1	The Board has specifically identified NOVA Chemicals' principal risks and receives an integrated health, safety and environment report annually.

				b.2	NOVA Chemicals has established committees to monitor systems put in place to address these risks. As an example, the Public Policy and Responsible Care Committee of the Board played a role in establishing NOVA Chemicals' environmental management system. The Audit, Finance and Risk Committee has primary responsibility to monitor the risk management system.

	c.	succession planning, including appointing, training and monitoring senior management and the CEO in particular	Yes	c.1	The Board has the responsibility for the appointment and succession of the CEO and monitoring CEO performance, and approving decisions relating to senior management.

				c.2	The Human Resources Committee reviews and reports to the Board on organizational structure and succession planning matters annually.

				c.3	The CEO has a written objective that makes succession planning a priority.

				c.4	The Human Resources Committee reviews and monitors executive development programs.

				c.5	NOVA Chemicals uses management by objectives to monitor the performance of senior management.

	d.	communications policy	Yes	d.1	The Board has put structures in place to ensure effective communication between NOVA Chemicals, its stakeholders and the public. These structures include the Public Policy and Responsible Care Committee. It has a mandate to review and advise the Board on policies and programs to create a strong, cohesive, sustained and positive image of NOVA Chemicals for customers, shareholders, governments and the public.

				d.2	The Audit, Finance and Risk Committee of the Board or the Board reviews in advance all press releases that disclose financial results. Other statutory disclosure documents such as proxy materials and the annual information form are reviewed and, where required, approved by the Board.

				d.3	The Audit, Finance and Risk Committee reviews NOVA Chemicals' communications policies that address how NOVA Chemicals interacts with analysts and contain measures to avoid selective disclosure, and reports its findings to the Board.

				d.4	NOVA Chemicals' shareholder communication program provides for the open, accessible, non-selective and timely exchange of material information with all shareholders, respecting the business, activities and performance of NOVA Chemicals, subject to applicable legal requirements. The disclosed information is released through news wire services, the general media, a home page on the Internet and mailings to shareholders. Quarterly earnings conference calls are broadcast live over the Internet and are accessible on a live and recorded basis via telephone. Individual queries, comments or suggestions can be made at any time by calling or writing directly to NOVA Chemicals' head office in Calgary, Alberta. NOVA Chemicals has a dedicated shareholder relations group to respond to individual shareholder inquiries and maintains a toll-free telephone line for ease of contact. In addition, NOVA Chemicals has an investor relations and public affairs group to respond to inquiries from investors, media and the public. Together, these groups deal with investor concerns and ensure that all inquiries receive a full and timely response.

	e.	integrity of internal control and management information systems	Yes	e.1	The Board has, through the appointment of various committees, put in place an effective system for monitoring the implementation of corporate strategies. Each of the following committees is responsible for reviewing and advising the Board on implementation of corporate strategy in the noted areas:

					—	Human Resources: employment, remuneration and succession planning
					—	Public Policy and Responsible Care: environmental and health and safety compliance
					—	Audit, Finance and Risk: compliance of financial reporting with accounting principles and oversight of all financing plans and risk management
					—	Corporate Governance: determining Board agendas and priorities and proposing Board and Committee membership and oversight of the effectiveness of management's interaction with and responsiveness to the Board.

				e.2	NOVA Chemicals' internal controls are monitored on a regular basis by the Audit, Finance and Risk Committee. The Audit, Finance and Risk Committee reviews all financial statements prior to release and receives detailed financial information quarterly.

2.	Majority of directors should be "unrelated" (independent from management and free from conflicting interest)		Yes	J. M. Lipton (President and CEO) is the only proposed Board member who, on a rigorous application of the definition, is related. If the proposed directors are elected to the Board, 12 out of 13 directors are unrelated to NOVA Chemicals.

3.	Disclose for each director whether he or she is related, and how that conclusion was reached	Yes	J. M. Lipton Related — is President and CEO of NOVA Chemicals.

For the remainder of the proposed directors, each of them is independent of management, none has any interest, business, family or other relationship that could or could reasonably be perceived to materially interfere with his or her ability to act in the best interest of NOVA Chemicals and, other than J. E. Newall, the Chairman, none has received remuneration from NOVA Chemicals in excess of directors' fees.

J. A. Blumberg Unrelated
F. P. Boer Unrelated
J. Bougie Unrelated
J.V. Creighton Unrelated
R. E. Dineen, Jr. Unrelated
L. Y. Fortier Unrelated
K. L. Hawkins Unrelated
A. M. Ludwick Unrelated
J. E. Newall Unrelated
J. G. Rennie Unrelated
J. M. Stanford Unrelated
J. D. Thompson Unrelated

4.	Appoint a Committee:

	a.	responsible for appointment/assessment of directors	Yes	a.1	The mandate of the Corporate Governance Committee of the Board includes:
					—	reviewing suitable candidates for election or appointment to the Board and making appropriate recommendations to the Board
					—	reviewing, on an annual basis, credentials of nominees for re-election
					—	recommending candidates for filling vacancies on the Board
					—	ensuring qualifications are maintained
					—	annually reviewing the performance of the Board and the Chairman.

	b.	composed exclusively of non-management directors, the majority of whom are unrelated	Yes	b.1	All members of the Corporate Governance Committee are non-management and all are unrelated.

5.	Implement a process for assessing the effectiveness of the Board, its Committees and individual directors		Yes	The mandate of the Corporate Governance Committee includes, in addition to the matters described in item 4 above:
				—	monitoring the quality of the relationship between management and the Board and recommending improvements
				—	surveying the directors regarding the effectiveness of Board operations. A Board effectiveness questionnaire is completed by each director annually, and the results are reported to the full Board.

6.	Provide orientation and education programs for new directors, and continuing education for all directors		Yes	Each new Board member receives a comprehensive personal orientation from a member of senior management. This orientation covers key operating practices, current issues, overview of committee mandates and issues, and an overview of Human Resources' policies and practices.

The Corporate Secretary prepares a "Director's Manual" for directors, which is updated annually.

The Corporate Governance Committee recommends to the Board a broad list of topics for discussion. These topics often have a continuing education theme.

Recent presentations have focussed on giving the Board a detailed understanding of NOVA Chemicals' business and competitive environment. In addition, directors are given updates on emerging business and governance initiatives.

At least one Board meeting each year is held at an operating or plant site to give the directors additional insight into NOVA Chemicals' businesses.

7.	Consider size of Board and the impact of the numbers of directors on Board effectiveness		Yes	A board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and experience. NOVA Chemicals has two lines of business, with growing international operations. This defines the current number of directors. The Board reviews the contributions of the directors and considers whether the current size of the Board promotes effectiveness and efficiency. The Board believes it does. There are 13 directors that are standing for election at the 2003 Annual Meeting.

8.	A Committee comprised solely of unrelated directors should review compensation of senior management and directors in light of risks and responsibilities		Yes	The mandate of the Corporate Governance Committee, all members of which are unrelated, includes reviewing and recommending to the Board the remuneration of directors. In determining directors' remuneration, the Committee considers time commitment, comparative fees, risks and responsibilities.

The mandate of the Human Resources Committee, all members of which are unrelated, includes all executive compensation matters. The Report of the Committee is included in the Management Information Circular.

9.	a.	Committees should generally be composed of non-management directors; and	Yes	Board committees are composed solely of non-management directors.

	b.	Majority of Committee members should be unrelated.	Yes	A majority of the members of each of the Board committees are unrelated directors.

10.	a.	Appoint a Committee responsible for approach to corporate governance issues	Yes	The mandate of the Corporate Governance Committee includes responsibility for the Board's approach to corporate governance issues. Its mandate includes:
				—	reviewing the mandates of the Board's committees and recommending changes
				—	recommending the allocation of directors to the various committees
				—	undertaking such other initiatives as are needed to help the Board deliver exemplary corporate governance.

11.	a.	Define limits to management's responsibilities by developing mandates for:

		(i) the Board	Yes	The Board's Terms of Reference sets out the Board's responsibilities in relation to: managing its own affairs; management and human resources; strategy and plans; finance and corporate issues; business and risk management, policies and procedures. The Terms of Reference are designed to assist the Board and management in clarifying responsibilities and ensuring effective communication. In addition, the Board has plenary power, and any responsibility which is not delegated to senior management or a Board Committee remains with the full Board.

		(ii) the CEO	Yes	The CEO's written objectives constitute a mandate on a year to year basis. These objectives include the general mandate to maximize shareholder value.

	b.	Board should approve CEO's corporate objectives	Yes	The Human Resources Committee approves the CEO's written objectives on an annual basis, which are then reviewed by the full Board.

12.	Establish procedures to enable the Board to function independently of management		Yes	The Board meets independently of management for a portion of each meeting. The Corporate Governance Committee ensures that the Board functions independently of management.

The Board expects NOVA Chemicals' management to be responsible for the day-to-day functioning of NOVA Chemicals' business. The Board acts in a supervisory role and expects NOVA Chemicals' management to:

				—	undertake an on-going review of NOVA Chemicals' strategies and their implementation in light of evolving business strengths, market conditions, technology and government regulation
				—	report in a complete, accurate and timely fashion on NOVA Chemicals' business and affairs, and on any matters of material consequence for NOVA Chemicals and its shareholders
				—	conduct a comprehensive annual budgeting process and closely monitor NOVA Chemicals' financial performance against the annual business plan
				—	take timely actions respecting NOVA Chemicals' activities within the framework of legal requirements and the corporate policies in effect, with a view to enhancing shareholder value.

The positions of Chairman of the Board and the CEO are separate.

13.	a.	Establish an Audit Committee with a specifically defined mandate	Yes	The mandate of the Audit, Finance and Risk Committee is included in its entirety as Appendix I to the Management Information Circular.

	b.	all members should be unrelated directors	Yes	All members of the Committee are unrelated

	c.	all members should be "financially literate" and at least one member should have "accounting or related financial expertise"	Yes	All members of the Committee are considered to be financially literate, and Ms. Rennie and Mr. Ludwick are considered to have accounting or related financial expertise.

14.	Implement a system to enable individual directors to engage outside advisers, at the corporation's expense		Yes	Individual directors can engage outside advisers with the authorization of the Chairman of the Board or the Chairman of a Committee.

NOVA Chemicals Corporation

COMMON SHARE PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND MANAGEMENT OF NOVA CHEMICALS CORPORATION FOR THE ANNUAL MEETING OF THE SHAREHOLDERS TO BE HELD ON MAY 15, 2003.

        The undersigned holder of common shares of NOVA Chemicals Corporation ("NOVA Chemicals")
 hereby appoints J.M. Lipton or, failing him, J.S. Mustoe, or in their place ________________________
 (see instructions below) as proxyholder of the undersigned, to attend the Annual Meeting of NOVA Chemicals (the "Meeting") to be held May 15, 2003, and any adjournment thereof; and the undersigned hereby revokes all proxies previously given. The above-named proxyholders are specifically directed to vote all common shares registered in the name of the undersigned as follows:

1.	(a)	☐	TO VOTE FOR the election of the following thirteen directors of NOVA Chemicals for a term expiring not later than the close of NOVA Chemicals' 2004 annual meeting:
			J.A. Blumberg F.P. Boer J. Bougie J.V. Creighton	R.E. Dineen, Jr. L.Y. Fortier K.L. Hawkins	J.M. Lipton A.M. Ludwick J.E. Newall	J.G. Rennie J.M. Stanford J.D. Thompson
OR
	(b)	☐	TO WITHHOLD the shares represented by this proxy from the vote on the election of directors.
A shareholder may withhold the authority to vote for any of the nominees listed in paragraph 1(a) by lining through or otherwise striking out the name of any nominee.
2.	(a)	☐	TO VOTE FOR the appointment of Ernst & Young LLP as the auditors of NOVA Chemicals and the authorization of the directors to fix their remuneration;
OR
	(b)	☐	TO WITHHOLD the shares represented by this proxy from the vote on the appointment of auditors and the authorization of the directors to fix their remuneration.
3.	To take action on such other business including, without limitation, such amendments or variations to the foregoing, as may properly come before the Meeting or any adjournment thereof.

        In the absence of any specification above, this proxy will be voted for the election of each of the directors named for the term specified in this proxy and the appointment of Ernst & Young LLP as auditors.

Notes:

(1)
The instrument appointing a proxyholder shall be in writing and shall be executed by the shareholder or his or her attorney authorized in writing.
(2)
J.M. Lipton is President and Chief Executive Officer, and J.S. Mustoe is Senior Vice President, Legal and General Counsel, of NOVA Chemicals.
(3)
If any matters not specified in this proxy should properly come before the Meeting, the persons named in this proxy will vote on such matters in accordance with their best judgement.

        A shareholder submitting a proxy has the right to appoint a representative (who need not be a shareholder) at the Meeting other than J.M. Lipton or J.S. Mustoe. To exercise this right, insert the name of the desired representative in the blank space provided and strike out the other names, or submit another appropriate form of proxy.

        Please deliver the completed proxy using the enclosed postage prepaid self-addressed envelope or otherwise deliver it to CIBC Mellon Trust Company, 600 The Dome Tower, 333 Seventh Avenue S.W., Calgary, Alberta, T2P 2Z1 no later than 5:00 p.m., Calgary time, on May 14, 2003.

DATED	, 2003

Signature of Shareholder (Please sign your name exactly as the shares are registered)

QuickLinks

CERTIFICATE
APPENDIX 1 AUDIT, FINANCE AND RISK COMMITTEE MANDATE
APPENDIX 2 NOVA CHEMICALS ALIGNMENT WITH THE TORONTO STOCK EXCHANGE CORPORATE GOVERNANCE GUIDELINES